Exhibit 4.1

Execution Version

AGREEMENT AND AMENDMENT NO. 3 TO ACQUISITION AGREEMENT

This Agreement and Amendment No. 3 to Acquisition Agreement (this “Amendment”) is entered into as of April __, 2021, by and among Apple Bidco Limited, a private limited company organized and existing under the laws of England and Wales (the “Company”), Atlas Corp., a corporation organized and existing under the laws of the Republic of the Marshall Islands (“Purchaser”), and Fairfax Financial Holdings Limited, in its individual capacity and in its capacity as the Seller Representative, the “Seller Representative.” Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Acquisition Agreement (as defined below).

RECITALS

WHEREAS, the Company, Purchaser and the Seller Representative, entered into that certain Acquisition Agreement, dated as of November 20, 2019, by and among (i) the entities listed on Exhibit A thereto under the heading “Fairfax,” including Fairfax Financial Holdings Limited (collectively, the “Fairfax Parties”), (ii) ACM Energy Holdings I Ltd. and ACM Apple Holdings I, LP, (iii) JCLA Cayman Limited, (iv) the Company, (v) Seaspan Corporation, (vi) Purchaser and (vii) the Seller Representative, as amended by that certain Amendment No. 1 and Waiver to the Acquisition Agreement, dated as of February 21, 2020, letter agreement, dated as of February 28, 2020, and Agreement and Amendment No. 2 to the Acquisition Agreement, dated as of June 30, 2020 (as so amended, the “Acquisition Agreement”);

WHEREAS, the parties desire to agree to a final determination of the Final Specified Inventory Value and the Remaining Specified Inventory Deficit; and

WHEREAS, the parties hereto desire to amend the Acquisition Agreement as provided herein.

NOW, THEREFORE, in consideration of the promises herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties hereto agree as follows:

1. Final Determination of Specified Inventory Adjustment. The Seller Representative and Purchaser hereby acknowledge and agree that, in accordance with Section 2.4(e) of the Acquisition Agreement, the calculation of the Specified Inventory Adjustment has been finally determined as follows:

(a)	the Post-Closing Specified Inventory Consideration is: $2,921,203, the Unsold Specified Inventory is set forth on Schedule A hereto, and the Unsold Specified Inventory NRV is: $10,358,990; and

(b)	the Final Specified Inventory Value is: $8,349,441 and the corresponding Remaining Specified Inventory Deficit is: $3,349,440.

In accordance with Section 2.4(e)(iv) of the Acquisition Agreement, each Seller shall be responsible (at such Seller’s election and on a several, but not joint, basis with each other Seller) to either (x) pay to Purchaser in immediately available funds an amount equal to such Seller’s Percentage Interest of such deficit or (y) surrender Purchaser Common Shares in an amount equal to such Seller’s Percentage Interest of such deficit divided by the Deemed Purchaser Common Shares Value, in either case within ten (10) Business Days following the date of this Amendment. The Seller Representative shall provide written notice to each Seller of the portion of the Remaining Specified Inventory Deficit for which such Seller is responsible promptly after the date hereof and the instructions for payment or surrender of Purchaser Common Shares as provided by Purchaser.

2. Other Impaired Asset Adjustment. A new Section 2.4(g) shall be added to the Acquisition Agreement as follows (and the existing Section 2.4(g) of the Acquisition Agreement shall be re-lettered so as to be Section 2.4(h)):

“(g) Other Impaired Assets.

(i) Schedule 2.4(g) sets forth (A) a list of certain assets owned by the Company and its Subsidiaries as of the Closing (excluding any Specified Inventory) (the “Other Impaired Assets”), and (B) with respect to each Other Impaired Asset, the book value of each such Other Impaired Asset as reflected in the balance sheet of the Company as of immediately prior to Closing on February 28, 2020 (such book value, its “Prior Book Value”).

(ii) Purchaser shall use commercially reasonable efforts to (A) in relation to Other Impaired Assets that the Purchaser elects to sell or otherwise dispose of in accordance with clause (iii) below, sell or otherwise dispose of such Other Impaired Assets for a commercially reasonable amount of consideration given the condition of the assets, and (B) maintain the Other Impaired Assets to the standard of a reasonable and prudent operator in accordance with customary industry practices.

(iii) With respect to each Other Impaired Asset, the Company and its Subsidiaries may (A) sell such Other Impaired Asset to a third party that is not an Affiliate of Purchaser or (B) if Purchaser makes a good faith determination that a sale is not commercially feasible, scrap or otherwise dispose of such Other Impaired Assets. Within thirty (30) days after the conclusion of each calendar quarter following March 31, 2021, Purchaser shall cause the Company to prepare and deliver to the Seller Representative a statement (each, a “Disposition Statement”) setting forth (A) each Other Impaired Asset sold or otherwise disposed in accordance with this Section 2.4(g)(iii) during such applicable calendar quarter (or other applicable period, as provided below), (B) the aggregate Prior Book Value of all such Other Impaired Assets sold or disposed during such period and (C) the aggregate consideration received by the Company and its Subsidiaries with respect to all such Other Impaired Assets sold or disposed (such consideration referred to as the “Realized Value”). The Company and its Subsidiaries shall be deemed to have received nil consideration in relation to any Other Impaired Asset that is scrapped. The first Disposition Statement to be delivered to the Seller Representative shall set forth all Other Impaired Assets sold or otherwise disposed from and including February 29, 2020 to and including June 30, 2021, together with their aggregate Prior Book Value and aggregate Realized Value. In relation to each Disposition Statement, to the extent the aggregate Realized Value equals or exceeds the aggregate Prior Book Value of such Other Impaired Assets set forth in a Disposition Statement, the Fairfax Parties shall have no further obligations hereunder in respect of such Other Impaired Assets. If, however, the aggregate Realized Value of the Other Impaired Assets is less than the aggregate Prior Book Value of such Other Impaired Assets, then subject to Section 2.4(g)(iv), the Fairfax Parties shall, within thirty (30) days following the delivery of such Disposition Statement, be responsible (on a joint and several basis) to either (A) pay to Purchaser in immediately available funds an amount (such amount referred to as the Other Impaired Assets’ “Reimbursement Amount”) equal to the amount by which the aggregate Realized Value is less than the aggregate Prior Book Value set forth in the Disposition Statement, or (B) surrender Purchaser Common Shares in an amount equal to such Reimbursement Amount divided by the Updated Deemed Purchaser Common Shares Value (using the date of the Disposition Statement delivered by Purchaser pursuant to this Section 2.4(g)(iii) as the date of final determination).

(iv) The aggregate liability of the Fairfax Parties pursuant to this Section 2.4(g) shall not exceed $64,000,000.”

3. Indemnity for Applicable Taxes on Imputed Interest. The following amendments shall be made in respect of Applicable Taxes on Imputed Interest (as defined below):

(a) A new item 4 shall be added to Schedule 10.3(a) as follows:

“4. Subject to Section 10.6(l), any federal income Taxes imposed in the United States in respect of income on APR International, LLC for the taxable period beginning on January 1, 2018 and ending on December 31, 2020 in respect of interest required under applicable Law (at the lowest rate permitted under such Law) to be imputed for purposes of income Tax on then outstanding intercompany balances between APR International, LLC or Falconbridge Services, LLC, on the one hand, and any of its Affiliates, on the other hand (the “Applicable Intercompany Balances”), but in each case only to the extent that such Taxes (i) do not constitute Seller Indemnified Taxes and (ii) are excluded from the R&W Policy (the Taxes described in this item 4, “Applicable Taxes on Imputed Interest”).”

(b) A new Section 10.6(l) shall be added to the Acquisition Agreement as follows:

“(l) Without limiting any other provision of this Agreement, Purchaser shall, and shall cause the Company and its Subsidiaries to, use commercially reasonable efforts to minimize the amount of the Applicable Taxes on Imputed Interest. Such efforts shall include, without limitation: (i) undertaking a comprehensive accounting and tax review process to identify intercompany balances and settle them as appropriate in a manner intended to minimize any interest required to be imputed under applicable Law and (ii) undertaking a detailed analysis of each of the intercompany balances to determine whether any of those balances are more properly treated as equity for tax purposes rather than debt.”

(c) A new Section 10.6(j)(iii) shall be added to the Acquisition Agreement as follows:

“(iii) the Fairfax Parties shall have no Liability in respect of Applicable Taxes on Imputed Interest pursuant to Schedule 10.3(a) unless and until Purchaser and its Affiliates incur Losses in respect of Applicable Taxes on Imputed Interest in excess of $4,000,000, at which time the indemnification obligations of the Fairfax Parties pursuant to Section 10.3(a) shall only be to the extent of such excess. Furthermore, the aggregate Liability of the Fairfax Parties in respect of Applicable Taxes on Imputed Interest shall not exceed $12,000,000. In all events, when computing Losses in respect of any Applicable Taxes on Imputed Interest, such calculation of Losses shall take into account any Tax benefit (including, without limitation, any increase in deductions or other Tax attributes) realized by Purchaser or its Affiliates as a result of maintaining the intercompany balances or making the check the box election.”

4. Issuance of Additional Warrants. In consideration of the covenants and agreements contained in this Amendment, including as consideration for the obligations of the Fairfax Parties in respect of the Other Impaired Assets and the agreement of the Fairfax Parties to indemnify for Applicable Imputed Interest Taxes, Purchaser is contemporaneously issuing to Fairfax Parties as set forth on Schedule B an aggregate of five (5) million warrants to purchase Purchaser Common Shares at a price of $13.00 per share pursuant to those certain Warrant Agreements dated as of even date herewith.

5. Release. The Seller Representative, the Company and Purchaser hereby acknowledge and agree that in consideration of the covenants and agreements contained herein, Purchaser and its Affiliates (including the Company) and their respective successors, assigns, parents, divisions, subsidiaries, and affiliates, and their respective present and former officers, directors, employees and agents (collectively, the “Releasing Parties”) hereby unconditionally and irrevocably compromise, settle, remise, acquit, and fully and forever release and discharge the Sellers and their respective beneficiaries, heirs, executors, administrators, representatives, successors, assigns, parents, divisions, subsidiaries and affiliates, and their respective present and former officers, directors, employees and agents (collectively, the “Released Parties”) from any and all claims, counterclaims, set-offs, demands, choses in action, obligations, remedies, suits, damages and liabilities arising out of or related to:

(a) Section 2.4(a) through (f) of the Acquisition Agreement or otherwise in respect of the Specified Inventory;

(b) (i) the matters described in item 15 of Schedule 10.2(i) and any Taxes arising in connection therewith arising from or as a result of the Applicable Intercompany Balances or any interest imputed thereon, and (ii) any Taxes to the extent arising from or as a result of the check the box election made prior to the Closing or being denied with respect to APR International, LLC, provided, that any Losses sustained or incurred by any Purchaser Indemnified Party arising out of or with respect to items 1 or 2 of Special Indemnified Taxes set forth on Schedule 10.3(a) shall be excluded from the scope of this clause 5(b)(ii);

(c) claims in respect of Applicable Taxes on Imputed Interest in excess of $12,000,000; and

(d) the representations, warranties and covenants of the Acquisition Agreement to the extent relating to the Specified Inventory or the Other Impaired Assets or any intercompany balances of the Company and its Affiliates and any imputed interest and/or Taxes thereupon, in each case of clauses (a) through (d) whether now known or unknown, or suspected or claimed, whether arising under common law, in equity, or under statute, which the Releasing Parties now have, or in the future may claim to have against the Released Parties and which may have arisen at any time on or prior to the date hereof. Each of Purchaser and the Company covenants and agrees never to commence, voluntarily aid in any way, prosecute, or cause to be commenced or prosecuted against the Released Parties any action or other proceeding based on any of the foregoing which may have arisen at any time on or prior to the date hereof. Notwithstanding the foregoing, the Releasing Parties are not releasing any of their rights or interests under the terms of this Amendment.

6. Continuity of Terms. Except as expressly amended hereby, all the other terms and provisions of the Acquisition Agreement shall remain in full force and effect. Except as expressly set forth in this Amendment, no party to this Amendment waives, modifies, alters, or releases any right, remedy, or claim that such party may have, whether under the Acquisition Agreement or otherwise, including without limitation any right or claim a party may have under any section of the Acquisition Agreement other than the specified section with respect to which such matter is addressed in this Amendment.

7. Effective Date. This Amendment and all amendments, modifications, restatements and supplements set forth herein shall be made effective as of April 30, 2021.

8. Amendments. This Amendment may only be amended, modified, or supplemented by an agreement in writing signed by the Company, Purchaser and the Seller Representative. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Amendment shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

9. Governing Law. Sections 12.12, 12.13, 12.14 and 12.15 of the Acquisition Agreement are hereby incorporated by reference into this Amendment, mutatis mutandis.

10. Entire Agreement. No party to this Amendment makes any agreements, arrangements, understanding, statements, or representations with respect to any of the subject matters addressed by this Amendment other than as specifically set forth in this Amendment, and each of the parties disclaims any reliance upon any agreements, arrangements, understanding, statements, or representations that are not expressly set forth in this Amendment.

11. Counterparts. This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first set forth above.

COMPANY:

APPLE BIDCO LIMITED

By:	/s/ Joseph DiCamillo
Name: Joseph DiCamillo
Title: Secretary

PURCHASER:

ATLAS CORP.

By:	/s/ Graham Talbot
Name: Graham Talbot
Title: Chief Financial Officer

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Peter Clarke
Name:
Title: Chief Operating Officer

SELLER REPRESENTATIVE:

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Peter Clarke
Name: Peter Clarke
Title: Chief Operating Officer

[Signature Page to Agreement and Amendment No. 3 to Acquisition Agreement]